

December 30, 2014

Eric Burl
President
Man-AHL Diversified I L.P.
c/o Man Investments (USA) Corp.
452 5th Avenue
25th Floor
New York, NY 10018

> **Re:** **Man-AHL Diversified I L.P.**
> **Form 10-K for the fiscal year ended 12/31/2013**
> **Filed March 31, 2014**
> **File No. 000-53043**

Dear Mr. Burl:

We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors., page 5

1. In future Exchange Act periodic reports, please revise to disclose, as applicable, any conflicts of interests such as between your general partner and your trading advisor; also, include any applicable risk factors or advise.

Item 7. Management's Discussion and Analysis…, page 12

2. In future Exchange Act periodic reports, please provide disclosure regarding the percentage of assets allocated to each market sector as of the end of the fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief